C. Edward Chaplin

Chief Financial Officer

MBIA Inc.

113 King Street, Armonk, NY 10504

Tel. (914) 765-3925 Fax (914) 749-1652

Chuck.Chaplin@mbia.com

www.mbia.com

July 15, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MBIA Inc.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

File No. 001-09583

Dear Mr. Rosenberg:

We have received your letter dated June 30, 2010 in which you provided comments on our letter to you dated June 4, 2010. It is our intention to respond to your comments no later than Friday, July 23, 2010.

Please feel free to contact me at 914-765-3925.

Very truly yours,

/s/ C. Edward Chaplin
C. Edward Chaplin